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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                                 (RULE 13d-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
            PURSUANT TO RULES 13d - 1(b) (c), AND (d) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(b)

                       (AMENDMENT NO. __________________)*

                            The J. M. Smucker Company
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, without par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                     832696
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 August 28, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_|      Rule 13d-1(b)
         |X|      Rule 13d-1(c)
         |_|      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


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CUSIP NO. 832696                        13G                   Page 2 of 5 Pages
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
------------------------------------------------------------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
          Susan S. Wagstaff
------------------------------------------------------------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                            (a)  |_|
                                                                                                            (b)  |_|
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    3     SEC USE ONLY


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    4     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
------------------------------------------------------------------------------------------------------------------------------------
                             5    SOLE VOTING POWER
                                  202,633
  NUMBER OF                  -------------------------------------------------------------------------------------------------------
   SHARES                    6    SHARED VOTING POWER
BENEFICIALLY                      1,148,236.48
OWNED BY EACH                -------------------------------------------------------------------------------------------------------
  REPORTING                  7    SOLE DISPOSITIVE POWER
 PERSON WITH                      202,633
                             -------------------------------------------------------------------------------------------------------
                             8    SHARED DISPOSITIVE POWER
                                  1,148,236.48
------------------------------------------------------------------------------------------------------------------------------------
    9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,350,869.48
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   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  |_|
------------------------------------------------------------------------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          5.5%
------------------------------------------------------------------------------------------------------------------------------------
   12     TYPE OF REPORTING PERSON*
          IN
------------------------------------------------------------------------------------------------------------------------------------



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP NO. 832696                         13G                   PAGE 3 OF 5 PAGES
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ITEM 1(a).        NAME OF ISSUER: The J. M. Smucker Company

ITEM 1(b). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES: Strawberry Lane, Orrville, Ohio, 44667

ITEM 2.           2(a)  NAME OF PERSON FILING: Susan S. Wagstaff

                  2(b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
                  RESIDENCE: 9933 Holt Road,
                  Carmel, California 93923

                  2(c)  CITIZENSHIP: United States of America

                  2(d) TITLE OF CLASS OF SECURITIES: Common stock, without par value

                  2(e)  CUSIP NUMBER: 832696

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

                  (a) |_| Broker or dealer registered under Section 15 of the Exchange Act.

                  (b)  |_| Bank as defined in Section 3(a)(6) of the Exchange
                  Act.

                  (c) |_| Insurance company as defined in Section 3(a)(19) of the Exchange Act.

                  (d) |_| Investment company registered under Section 8 of the Investment Company Act.

                  (e) |_| An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

                  (f) |_| An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

                  (g) |_| A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

                  (h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

                  (i) |_| A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

                  (j)  |_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4.           OWNERSHIP

         (a)      Amount beneficially owned:  1,350,869.48 shares

         (b)      Percent of class: 5.5%


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CUSIP NO. 832696                         13G                   PAGE 4 OF 5 PAGES
----------------                                               -----------------

         (c)      Number of shares as to which such person has:

                  (i)      Sole power to vote or to direct the vote: 202,633

                  (ii)     Shared power to vote or to direct the vote: 1,148,236.48**

                  (iii)    Sole power to dispose or to direct the disposition of:  202,633

                  (iv)     Shared power to dispose or to direct the disposition of: 1,148,236.48**

         ** Mrs. Wagstaff shares with Timothy Smucker and Richard K. Smucker the power to vote and dispose of (a) 13,280 shares of common stock held in a trust for the benefit of Mrs. Wagstaff of which Mrs. Wagstaff, Timothy Smucker and Richard K. Smucker are co-trustees; (b) 484,014 shares of common stock held in a trust for the benefit of Mrs. Wagstaff of which Mrs. Wagstaff, Timothy Smucker and Richard K. Smucker are co-trustees; (c) 13,280 shares of common stock held in a trust for the benefit of Timothy Smucker of which Mrs. Wagstaff, Timothy Smucker and Richard K. Smucker are co-trustees; and (d) 484,014 shares of common stock held in a trust for the benefit of Timothy Smucker of which Mrs. Wagstaff, Timothy Smucker and Richard K. Smucker are co-trustees. Mrs. Wagstaff also shares the power to vote and dispose of 2,000 shares of common stock held jointly with her spouse.

         Mrs. Wagstaff may also be deemed to share the power to vote and dispose of (a) 44,863 shares of common stock owned by a daughter, who resides with her;
(b) 59,696 shares of common stock owned by her spouse; (c) 5,087.48 shares of common stock owned by her spouse because of his participation in The J.M. Smucker Company's employee stock purchase plan; and (d) 42,002 shares of common stock which her spouse currently has the right to acquire through the exercise of stock options currently exercisable or exercisable within 60 days of the date hereof.

         The filing of this statement shall not be construed as an admission that the reporting person is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of all of the securities covered by this statement.

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ___.

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                  See response to Item 4.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Not applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  Not applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

                  Not applicable.

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CUSIP NO. 832696                         13G                   PAGE 5 OF 5 PAGES
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ITEM 10.          CERTIFICATIONS.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



July 3, 2001

                                                     /s/ Susan S. Wagstaff
                                                  ------------------------------
                                                            (Signature)

                                                         Susan S. Wagstaff
                                                  ------------------------------
                                                            (Name/Title)